Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SOLENO THERAPEUTICS, INC.

Soleno Therapeutics, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Soleno Therapeutics, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 25, 1999 under the name “Capnia, Inc.”.

2. This Certificate of Amendment of Amended and Restated Certificate of Incorporation been duly authorized and adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the Delaware General Corporation Law and amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation.

3. The terms and provisions of this Certificate of Amendment of Amended and Restated Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the General Corporation Law of the State of Delaware and written notice pursuant to Subsection 228(e) of the General Corporation Law of the State of Delaware has been or will be given to those stockholders whose written consent has not been obtained.

4. The following amendment to the Amended and Restated Certificate of Incorporation shall be effective on August 26, 2022, and the effective time shall be 12:01 a.m., Eastern Time.

5. Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

“4.1 Authorized Capital Stock; Reverse Stock Split.

Effectively immediately on August 26, 2022, at 12:01 a.m., Eastern Time, each fifteen (15) outstanding shares of Common Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock, respectively (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the closing price per share on the trading day immediately preceding the effective time of the Reverse Stock Split (as adjusted to give effect to the Reverse Stock Split), without interest. All other rights, preferences and privileges of the Company’s Common Stock shall be adjusted to reflect the Reverse Stock Split pursuant to the terms of the Amended and Restated Certificate of Incorporation in existence as of immediately prior to the filing of the Certificate of Amendment.

After giving effect to the Reverse Stock Split, the total number of shares of all classes of capital stock that the Corporation is authorized to issue is 110,000,000 shares, consisting of 100,000,000 shares of Common Stock, having a par value of $0.001 (the “Common Stock”), and 10,000,000 shares of Preferred Stock, having a par value of $0.001 (the “Preferred Stock”).”

[signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been duly executed by an authorized officer of the Corporation’s on August 24, 2022.

SOLENO THERAPEUTICS, INC.

/s/ Anish Bhatnagar
Anish Bhatnagar, M.D.
President and Chief Executive Officer